Filed Pursuant to Rule 433

Registration Statement No. 333-223441

January 7, 2020

REPUBLIC OF INDONESIA

FINAL TERM SHEET

€1,000,000,000 0.900% Bonds due 2027 (the “Bonds”)

Issuer:	Republic of Indonesia (the “Republic”)

Specified Currency:	Euro

Principal Amount:	€1,000,000,000

Public Offering Price:	99.638%

Gross Proceeds:	€996,380,000

Underwriting Discounts and Commission:	€398,552

Net Proceeds (Before Expenses):	€995,981,448

Interest Rate:	The Bonds will bear interest from January 14, 2020 at a rate of 0.900% per annum

Interest Payment Date:	Interest will be paid on February 14 of each year, commencing on February 14, 2021

Maturity Date:	February 14, 2027

Benchmark:	DBR 0 1⁄4 02/15/27

Benchmark Yield:	-0.446%

Spread to Benchmark:	139.9 bps

Spread to Swap:	103.0 bps

Benchmark Swap:	Interpolated 7.10 year EUR Mid Swap Rate

Swap Rate:	-0.077%

Re-offer Yield:	0.953%

Specified Denominations:	€100,000 and integral multiples of €1,000 in excess thereof

Settlement Date:	January 14, 2020

Day count:	Actual/Actual (ICMA)

Listing:	Expected listing of the Securities on the Singapore Exchange Securities Trading Limited and the Frankfurt Stock Exchange

Settlement and Delivery:	The Republic expects that delivery of the Securities will be made against payment therefor on or about the Settlement Date, which will be the fifth business day following the date of pricing of the Securities. Under Rule 15c6-1 of the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in two business days, unless the parties to a trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Securities on the date of pricing or the next succeeding business day will be required, by virtue of the fact that the Securities initially will settle in T+5, to specify alternative settlement arrangements to prevent a failed settlement.

Joint Lead Managers/Underwriters:	Citigroup Global Markets Inc., Deutsche Bank AG, Singapore Branch, Goldman Sachs (Singapore) Pte., Mandiri Securities Pte. Ltd. and Société Générale

Co-Managers:	PT Danareksa Sekuritas and PT Trimegah Sekuritas Indonesia Tbk

Billing and Delivery:	Citigroup Global Markets Inc.

Security Identifiers:	ISIN: XS2100404396

MiFID II professionals/ECPs-only – Manufacturer target market (MiFID II product governance) is eligible counterparties and professional clients only (all distribution channels).

The Republic has filed a registration statement (including a prospectus) and other documents with the U.S. Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Republic has filed with the SEC for more complete information about the Republic and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by contacting Citigroup at Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717, by calling toll-free +1-800-831-9146.

A preliminary prospectus supplement dated January  7, 2020 can be accessed through the following link:

https://www.sec.gov/Archives/edgar/data/1719614/000119312520002542/d860769d424b3.htm

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.